UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DEPARTURE OF DIRECTOR, APPOINTMENT OF DIRECTORS

SIGNATURES

INDEX TO EXHIBIT

EXHIBIT 99.1

DEPARTURE OF DIRECTOR, APPOINTMENT OF DIRECTORS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On December 20, 2013, Mr. V. Balakrishnan, Member of the Board, in-charge of Infosys BPO, Lodestone, Finacle, India Business Unit and Global Immigration, conveyed his intention to resign from the services of the Company. Mr. V. Balakrishnan’s resignation is effective December 31, 2013.

The Nominations and Governance Committee of the Company recommended the induction of Mr. U. B. Pravin Rao as a Whole-time Director of the Company. Mr. Rao is currently a Member of the Executive Council, Senior Vice President and Global Head-Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Rao also serves as a Member of the Board of Infosys Lodestone. Mr. Rao is also the Director of the Infosys Leadership Institute (ILI). Mr. Rao holds a degree in electrical engineering from Bangalore University, India.

The Nominations and Governance Committee of the Company recommended the induction of Ms. Kiran Mazumdar-Shaw as an Independent Member of the Board. Ms. Shaw is the Chairman & Managing Director of Biocon Limited, a biotechnology company based in Bangalore, India. Ms. Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. Recently, Economic Times placed her at India Inc’s top 10 most powerful women CEO for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon. Ms. Shaw received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Ms. Shaw has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

The Board of Directors will adopt appropriate resolutions on the above recommendations of the Nominations and Governance Committee at the meeting scheduled for January 10, 2014.

A press release issued by the Company in this regard is attached herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: December 20, 2013	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBIT

Exhibit No.	Description of Document
99.1	Press release issued by Infosys Limited, dated December 20, 2013